     As filed with the Securities and Exchange Commission on August 1, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                          MILLER BUILDING SYSTEMS, INC.
                        (Name of Subject Company (Issuer)

                             MODTECH HOLDINGS, INC.
                        (Name of Filing Person (Offeror))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   600404 10 7
                      (CUSIP Number of Class of Securities)

                                 EVAN M. GRUBER
                         CHIEF EXECUTIVE OFFICER MODTECH
                                 HOLDINGS, INC.
                               2830 BARRETT AVENUE
                            PERRIS, CALIFORNIA 92571
                                 (909) 943-4014
                  (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Commnications on Behalf of Filing Person)

                                 WITH A COPY TO:

                                THOMAS D. MAGILL
                           GIBSON, DUNN & CRUTCHER LLP
                                  4 PARK PLAZA
                            IRVINE, CALIFORNIA 92614
                                 (949) 451-3800

                            CALCULATION OF FILING FEE

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                                                            Amount of
         Transaction Valuation*                             Filing Fee
--------------------------------------------------------------------------------

            Not applicable                                 Not applicable
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*  Set forth the amount on which the filing fee is calculated and state how it was determined.


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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FOR IMMEDIATE RELEASE

(MODT - NASDAQ)

July 31, 2000



                             MODTECH HOLDINGS, INC.
         DISCONTINUES ACQUISITION DISCUSSIONS OF MILLER BUILDING SYSTEMS

Modtech Holdings, Inc. (MODT-NASDAQ) announced today that it has discontinued negotiations to purchase all of the outstanding stock of Miller Building Systems, Inc.

"We have and will continue to have a close working relationship with Miller in the telecommunications area," Modtech chief executive Evan Gruber said in a statement.

"Additionally, we plan to continue to look for growth opportunities, both through acquisitions and internal expansion."

Modtech Holdings, Inc., through its subsidiaries, designs, manufactures and installs modular relocatable classrooms and other modular buildings for commercial use.

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by forward-looking statement.


For further information, contact Evan M. Gruber, CEO of Modtech Holdings, Inc.
909.943.4014 (MODT) http://www.modtech.com